United States securities and exchange commission logo





                             November 8, 2023

       Bill Chen
       Chief Executive Officer
       LBBB Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LBBB Merger Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed October 12,
2023
                                                            File No. 333-268343

       Dear Bill Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 167

   1. Please explain why you do not adjust for Nature's Miracle's deferred offering costs recorded in assets as
of June 30, 2023.
   2. We note adjustment (J) relates to shares issued for a loan guarantee. Tell us why the debit for adjustment (J) is
reflected in additional paid-in capital.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany 8,
November  NameLBBB
             2023      Merger Corp.
November
Page  2   8, 2023 Page 2
FirstName LastName
3.       We note adjustment (K) reflects a    potential financing transaction
for $5,000,000
         associated with the Business Combination under the full redemption scenario in order to
         reach practical cash balance.    Please revise the disclosure to state
the basis for your belief
         that obtaining this financing is probable or delete the amount of the adjustment in the pro forma balance sheet and only include note disclosure of the status of funding negotiations and the type of funding being negotiated. If the funding is not probable at this time, please revise the pro forma balance sheet to prominently present your negative cash position prior to any future funding.
Executive Officer and Director Compensation, page 188

4. Revise to include updated executive compensation disclosure for the fiscal year ended
         December 31, 2022.
Unaudited Condensed Consolidated Statements of Cash Flows, page F-6

5. Please explain your line item "Shares issued to acquire net assets of Hydroman" for
         $20,000,000. The $20,000,000 balance does not agree with your disclosure on pages F-4,
         F-17, F-32, F-34 and F-44.
Notes to Unaudited Consolidated Financial Statements
Note 3 - Basis of presentation and summary of significant accounting policies Revenue recognition, page F-13

6. On page F-13 you state that "Shipping and handling costs are deemed fulfillment costs and recorded as selling expenses." However, on pages F-10 and F-14 you state that freight and delivery fees are included in cost of revenue. Please explain the apparent contradiction between these two statements.
Segment reporting, page F-14

7. We note your disclosure on page F-14 states that you only have one reportable segment and that you do not distinguish between markets or segments for the purpose of internal reporting. However, based on your disclosures on pages 148 and 149 you appear to track revenue and cost of revenue for both your "Visiontech" and "Hydroman" businesses, providing you with discrete financial information below the consolidated level. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments and ASC 350-20-35-33 through 35-46 in determining your reporting units. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so.
 Bill Chen
FirstName LastNameBill  Chen
LBBB Merger   Corp.
Comapany 8,
November  NameLBBB
             2023      Merger Corp.
November
Page  3   8, 2023 Page 3
FirstName LastName
Note 16 - Subsequent events, page F-28

8. We note based on your disclosure on page F-28 that on August 23, 2023, you issued shares of common stock and stock options to your executives and director. Please disclose the future expense associated with these issuances in your MD&A. Disclose the period when the expense will be reflected in your statement of operations.
Report of Independent Registered Public Accounting Firm, page F-29

9. We note that the accounting acquirer, Nature's Miracle, Inc., changed auditors on May 16,
         2023. Please provide the disclosures required by Item 304 of Regulation S-K with respect
         to any changes in the accounting acquirer   s auditor.
       Please contact Joseph Kempf at 202-551-3352 or Inessa Kessman at 202-551-3371 if you
have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Giovanni Caruso